February 20, 2018

Kim McManus, Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A
Filed February 8, 2018
File No. 024-10777

Dear Ms. McManus:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Friday February 23, 2018, or as soon thereafter as possible.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC By: IRON BRIDGE MANAGEMENT GROUP, LLC Its: Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc:	Gregory E. Struxness